

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

David Fuhrman, Chief Executive Officer
Cimarron Medical, Inc.
10 W. Broadway, Ste. 700
Salt Lake City, UT 84101

> **Re: Cimarron Medical, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 24, 2015**
> **File No. 000-55242**

Dear Mr. Fuhrman:

We have reviewed your revised information statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Merger and Potential Change in Control, page 7

1.   We note your response to prior comment 1 where you state that you have decided to not to proceed with any reincorporation merger or change of domicile at this juncture. It appears however, that section 6.3 of the merger agreement contains waivable conditions requiring you to reincorporate in Delaware and furnish to Sun BioPharma corporate documents reflecting your incorporation in Delaware. Please revise your disclosure to explain how these provisions of the merger agreement impact your plans to proceed with the merger with Sun BioPharma, in light of your decision not to proceed with the reincorporation merger.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Lance Brunson, Esq.
Brunson Chandler & Jones, PLLC